

August 6, 2010

Sent via U.S. mail and facsimile to (718) 782-4683

Kenneth J. Mahon
Executive Vice President and Chief Financial Officer
Dime Community Bancshares, Inc.
209 Havemeyer Street
Brooklyn, New York 11211

> **Re: Dime Community Bancshares, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 8-K filed July 23, 2010**
> **File No. 000-27782**

Dear Mr. Mahon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 1. Business

Asset Quality

TDRs, page F-13

1.   We note your disclosures here related to modified or restructured loans that qualify as troubled debt restructurings (TDRs) as well as your disclosure on page F-14 related to

modified or restructured loans that do not qualify as TDRs. Please tell us and revise future filings to address the following:

a. Describe the key features of your loan modification program(s), including a description of the significant terms modified and the typical length of each of the modified terms. Please provide this information separately for loans that are collateral-dependent and loans that are not collateral-dependent.

b. Your disclosure on page F-12 only mentions modifications on multi-family real estate or commercial loans as being considered to be TDRs. Please explain how you considered TDR classification for other types of loans.

c. Quantify your restructured loans by type of concession made (e.g. reduction in interest rate, payment extensions, forgiveness of principal, etc.), and provide a narrative disclosure addressing your success/re-default rates for each type of concession. Please provide this information separately for loans that are collateral-dependent and loans that are not collateral-dependent.

d. Quantify and provide a narrative discussion of the number of second/junior liens held where the first loan has been modified, including how the allowance is developed for the second liens.

e. Explain in detail how you consider whether the restructured loans are troubled debt restructurings based on ASC 310-40-15.

f. If you do not believe certain loan modifications are troubled debt restructurings under ASC 4310-40-15, tell us and revise your future filings to confirm whether you believe the allowance related to the modified loans would not have been materially different if calculated pursuant to paragraph 22 of ASC 310-10-35 (SFAS 114).

g. For the modifications discussed on page F-14 where you note that the concessions were granted due to concerns surrounding the tenant status of the underlying collateral properties, tell us and disclose in detail how you determined these modifications did not meet the criteria of TDRs. Specifically discuss the extent to which the concessions were at current market terms for similar borrowers.

h. Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms. Disclose your policy regarding how many payments the borrower needs to make on the restructured or modified loan before the loan is returned to accrual status. Specifically disclose the extent to which restructured loans at December 31, 2009 and March 31, 2010 were shown as nonaccrual loans within nonperforming loans.

i. Clearly and comprehensively discuss your non-accrual policies for restructured loans. Please clarify if you have different policies for different restructured loan types.

j. For loans that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan. If you do, please tell us how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

      k. If impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements. For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether the portion reflecting the amount attributable to the passage of time is recorded as interest income. To the extent that part of the amount is reflected within interest income, please disclose the amount. Refer to ASC 310-10-45 for guidance.

      l. In future filings, please revise your disclosures regarding the TDRs described on page F-13 to identify the types of loans involved.

      m. You state that you only have three TDR loans at December 31, 2009. You state that the first of those three TDR loans were modified during 2008. Tell us how you determined that you had no TDR loans as of December 31, 2008 as you state here.

      n. You also state that the other two TDR loans were modified during 2009 and would meet your criteria for a TDR should they fulfill your criteria for returning to accrual status. Please revise your future filings to more clearly explain what you mean here.

OREO, page F-13

2.   We note your disclosure that you obtain a current appraisal on OREO "as soon as practicable" after you take possession unless you obtained a current appraisal during the foreclosure process. Please tell us and revise future filings to disclose whether any estimates or adjustments were made and reflected in your financial statements for appraisals in process or that were otherwise delayed for any particular quarter or at year end. If so, please quantify these estimates or adjustments as of each period end. Further, we were unable to locate disclosures related to your impairment policy for OREO. Accordingly, please tell us and revise future filings to disclose your impairment policy for to OREO, specifically addressing whether impairment is determined by means of obtaining updated appraisals or by other internal valuation methodologies. Identify the extent of the valuations obtained from internal sources.

Critical Accounting Policies

Problem Loans – Classified Loans, page F-46

3.   You state on page F-46 that your policy is to immediately charge-off all balances classified as Loss and record a reduction of the allowance for loan losses for the full amount of the loss. You state that you consistently applied this process through 2008 and 2009. Please revise your future filings to quantify the magnitude of the loans on which you engaged in partial charge-offs. Further, please revise to discuss the impact of such partial charge-offs on your ratio of the allowance to non-performing loans, particularly in the context of the significant decreases in this ratio in recent periods.

Item 8. Financial Statements

Note 6 – Allowance for Loan Losses and Reserve for First Loss Position on Multifamily Loans Sold to FNMA, page F-87

4.   We note you recorded a reserve liability on your first loss position, and that the liability is calculated similar to the calculation of your allowance for portfolio loan losses. We also note your disclosure on page F-15 that you are only liable for principal and interest due to FNMA on these loans up to your first loss position. We note that loans 90-days or more delinquent and other identified delinquent potential problem loans together exceeded your first loss position at March 31, 2010 and represented 88.1% of your first loss position at December 31, 2009, while the reserve recorded against your first loss position represented only 22% and 25% of your first loss position at each period end, respectively. Please address the following:

   a.   You disclose on page F-15 that you repurchase loans sold to FNMA with recourse that become 90-days or more delinquent in order to expedite resolution of the loan. Please tell us and disclose in future filings how frequently this occurs and what the financial statement impact is upon repurchase of the loans.
   b.   Describe how successful you have been in resolving delinquent loans that you have repurchased from FNMA. Quantify your average loss rates on loans repurchased and the average repurchase rates.
   c.   Tell us and disclose in greater detail how you calculate the reserve liability against your first loss position, including how you consider the balance of loans 90-days or more delinquent and/or other delinquent potential problem loans in your calculation.
   d.   You disclose in Exhibit 99 to Form 8-K filed July 23, 2010 that you disposed of $32.2 million of non-performing loans held either in your loan portfolio or the portfolio of loans sold to FNMA, and that $14.4 million of those loans disposed of were held in your loan portfolio. Assuming the remaining $17.8 million of loans disposed were loans sold to FNMA with recourse, please tell us and revise future filings to provide a more thorough disclosure of the disposal transactions, including the proceeds from sale, the gain/loss recorded, and the effect of the disposals on the provision and allowance for loan losses.

Note 11 – Securities Sold Under Agreements to Repurchase, page F-90

5.   We note you have a liability recorded for securities sold under agreements to repurchase. Please revise future filings to disclose your accounting policy related to repurchase agreements or similar transactions, including whether you have sold securities under agreements to repurchase for which you have applied sales accounting treatment or whether you account for all such sales as a financing transaction.

Note 17 – Fair Values, page F-103

6.   You disclose on page F-105 that the fair value of impaired loans are "generally" based on recent real estate appraisals, and that these appraisals routinely include significant adjustments made by the appraisers. We also note your disclosure on page F-12 that you generally initiate foreclosure proceedings when a loan enters non-accrual status and that "at some point during the foreclosure proceedings," you procure a current appraisal. Please address the following:

    a. Please revise your future filings to disclose your policies for obtaining updated appraisals on loans.

    b. Tell us and revise your disclosures in future filings to clarify the specific circumstances in which the fair value of impaired loans are not based on unadjusted recent real estate appraisals, and how frequently this occurs.

    c. Tell us the average delay (e.g. days, months, etc.) between when a loan enters non-accrual status, when you initiate foreclosure proceedings, and when you obtain an updated appraisal. Your response should essentially walk us through your process for an average loan that enters non-accrual status.

    d. To the extent possible, please tell us the average age of the appraisals used to determine the fair value of your collateral-dependent impaired loans at December 31, 2009, March 31, 2010 and June 30, 2010 for your impaired loans.

    e. Tell us whether estimates or adjustments were made and reflected in your financial statements for appraisals in process or that were otherwise delayed for any particular quarter or at year end. If so, please quantify these estimates or adjustments as of each period end.

    f. Given that ASC 310-10-35-22 permits impairment measurements on collateral dependent loans to be based on the fair value of the underlying collateral as a "practical expedient", tell us what consideration you gave to using a discounted cash flow model to measure impairment on those loans for which current appraisals were not available. To this extent, if you did not use external appraisals to fair value the collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

7.   You disclose that impaired loans are classified as Level 3 because "significant" adjustments are "routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available." Please provide us with the following information regarding the adjustments that were made:

    a. Specifically identify whether the adjustments were made by external appraisers as part of their normal appraisal process or whether these adjustments were made by the bank to the final appraised values received from the independent appraisers.

    b. Provide greater detail about the circumstances in which adjustments were required to appraisals. For example, tell us whether the adjustments are most often applied in certain geographic areas where the properties are located or whether the adjustments are more concentrated among loan types. As part of your response, please provide some quantitative and qualitative information discussing the impact and regions where adjustments were necessary, including nature of properties where adjustments were made.

   c. Tell us how the significant adjustments were made to the appraisal values and whether the adjustments typically resulted in an increase or decrease in the appraisal value.

Exhibit 12.1

8. Please revise future filings to present your ratio of earnings to fixed charges and preferred stock dividends for each of the periods required by Item 503(d) of Regulation S-X.

Form 8-K filed July 23, 2010

Exhibit 99

9. We note that you disposed of $32.2 million of non-performing loans held either in your loan portfolio or the portfolio of loans sold to Fannie Mae. You further disclose that $14.4 million of those loans disposed of were held in your loan portfolio. Please tell us and revise future filings to provide a more thorough disclosure of the disposal transactions, including the proceeds from sale, the gain/loss recorded, and the effect of the disposals on the provision and allowance for loan losses.

10. We note your disclosure that charge-offs of $5 million were recorded during the quarter ended June 30, 2010, and that "approximately $4 million of those related to the resolution of five non-performing loans held by an individual borrower." We also note that charge-offs recorded in prior periods fluctuated significantly, from $583,000 to $9 million to $769,000 at December 31, 2008, December 31, 2009 and March 31, 2010, respectively. Please tell us and revise future filings to more thoroughly describe the specific reason(s) for the significant fluctuations in recorded charge-offs.

Unaudited Core Earnings and Core Cash Earnings Reconciliations

11. We note your presentation of Core Earnings and Core Cash Earnings here. Please revise your future filings to address the following:

   a. The title of Core Earnings does not appear appropriate in light of the fact that most of the adjustments you are making to exclude from Core Earnings are directly related to the on-going operations of a bank. As such, it would not appear appropriate to give the reader these are not part of your core operations. Please revise your title accordingly to more accurately reflect the nature of this measure.

   b. You state here "Core cash earnings and related data are also 'Non-GAAP Disclosures.' These disclosures present information which management considers useful to the readers of this report since they present a measure of the tangible equity generated from operations during each period presented." Please revise this disclosure to more clearly explain the relationship between core cash earnings and tangible equity. Please revise to more clearly describe how you use core earnings and related measures. Separately identify how you believe each of these measures is useful to investors.

c. To the extent you continue to provide alternative Non-GAAP per share measures, revise to clearly discuss the significant limitations of these measures, including the fact that all of the charges excluded from the measure still accrue to shareholders.

d. Please revise your future filings to omit your measure of Core Cash Earnings. The measure as you present it here appears to be an adjusted operating measure rather than an adjusted cash flow measure. As such, it is inappropriate to include this measure as long as it is characterized as a cash flow measure. Refer to Item 10(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 with any questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief